Louis L. Goldberg +1 212 450 4539 louis.goldberg@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

December 22, 2023

Re:	Exxon Mobil Corp.
Registration Statement on Form S-4
Filed November 21, 2023
File No. 333-275695

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

On behalf of our client, Exxon Mobil Corporation (the “Company”), we are submitting this letter in response to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated December 18, 2023 (the “Comment Letter”). In response to the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to page numbers and captions in the Amended Registration Statement.

Registration Statement on Form S-4 filed November 21, 2023

The Merger

Background of the Merger, page 50

1.

You disclose on page 55 that on October 5, 2023 the Wall Street Journal published an article discussing a proposed transaction between ExxonMobil and Pioneer. Please revise your disclosure to expand upon the effect, if any, the publication of the article prior to the public announcement had on the negotiation process.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Amended Registration Statement.

2.

We note in recent months, as part of evaluating potential strategic alternatives, Pioneer engaged in discussions with another upstream company regarding the acquisition of that company by Pioneer. Please expand your disclosure to provide greater detail into the alternative transaction, and the reasoning you did not progress further with the transaction.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Amended Registration Statement.

3.

You disclose on page 55 that Pioneer separately engaged Petrie Partners, LLC and BofA Securities, Inc., to serve as a financial advisor to Pioneer with respect to the proposed transaction. However, you make no further reference to Petrie or BofA. Please provide clear descriptions of each advisors’ role, and describe how Pioneer utilized the assistance of the advisors in its evaluation of the transaction.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Amended Registration Statement.

***

Please do not hesitate to contact me at (212) 450-4539 or louis.goldberg@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information. Thank you for your time and attention.

Very truly yours,

/s/ Louis L. Goldberg

cc:

Craig S. Morford, Exxon Mobil Corporation

Mark H. Kleinman, Pioneer Natural Resources Company

H. Oliver Smith, Davis Polk & Wardwell LLP

Shanu Bajaj, Davis Polk & Wardwell LLP

Jeffrey A. Chapman, Gibson, Dunn & Crutcher LLP

Tull R. Florey, Gibson, Dunn & Crutcher LLP

Andrew Kaplan, Gibson, Dunn & Crutcher LLP

2